NETOBJEX INC



ANNUAL REPORT

_____

_____
__(855) 928 - 2283__
www.netobjex.com

This Annual Report is dated __Feb 11_____, 2020.

BUSINESS

NetObjex, Inc provides a Digital Asset Management Platform - a middleware that sits between smart edge Internet of Things(IoT) devices and Distributed Ledger technologies to enterprises and organizations for managing their assets. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies. This product is offered as a Platform-as-a-Service online for recurring subscription revenues. The company also provides consulting services to customers relating to the deployment of its flagship product, and consulting in projects relating to IoT and Distributed Ledger(Blockchain) technologies.

Previous Offerings

Company conducted two crowdfunding exercises:
- Jan 29 2018 to Apr 29, 2018 and the offering yielded $107K of Class B shares at $0.15/share.
- There was a second crowdfunding exercise from November 14, 2018 to Feb 14, 2019 of Class B shares at $0.15/share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

For the year 2018 the amounts reported on our tax returns were total income of $ _786388_ taxable income of $ _-154006 and total tax of $ __0_____.

For the year 2019 the amounts reported on our tax returns were total income of $ _727,676_ taxable income of $ _-7128and total tax of $ __0_____.

Revenues in 2019 were marginally lower than in 2018 due to the downturn in the Blockchain market but the company performed well by generating revenues in other areas such as IoT technology.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $ _3348__ and receivables of $25000____. *The Company intends to raise additional funds through an equity financing* and is in talks with several VCs.

Debt

- Credit Card debt to American Express, Visa – used for operational expenses
- Loan owing to founder Raghu Bala
- Loan owing to Hoang Thanh Tung
- Loan with RapidFinance for $70K with weekly payments
- Some liabilities to consultants and service providers offset by accounts receivable from customers who are behind in payments

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

- Raghuram Balasubramanian
- Priya Krishnamurthy

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Shares	Raghuram Balasubramanian 1292 Kings Crown Road, Santa, Ana CA 92705	40,000,000_ shares		_59.653_____%

RELATED PARTY TRANSACTIONS

Loan owed to Founder Raghu Bala which is being paid down gradually. The loans are do not carry interest payments. The loan outstanding at the end of 2019 is $147214.94. Payments usually range from $2000-5000 periodically offset by billable income brought into the company by founder.

OUR SECURITIES

Our authorized capital stock consists of __100,000,000__ shares of common stock, par value $0.0001_____ per share. As of December 31, 2019, __73157414_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on Feb 11, 2020.

[NETOBJEX INC]

By   /s/

Name   Raghuram Balasubramanian

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Raghuram Balasubramanian , Principal Executive Officer of NetObjex Inc, hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.



Principal Executive Officer

I, ___Raghuram Balasubramanian____ (Print Name), the
_____(Principal Executive Officers) of ___NetObjex,
Inc_____(Company Name), hereby certify that the financial statements of
_NetObjex, Inc_____(Company Name) and notes thereto for the
periods ending _1/1/2018_____ (beginning date of review) and _____
_12/31/2019____(End Date of Review) included in this Form C offering statement are true and
complete in all material respects and that the information below reflects accurately the
information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $_786388_
taxable income of $___-154006 and total tax of $__0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has
been executed as of the _2/11/2020 (Date of Execution).



_____ (Signature)

__ CEO_____ (Title)

__2/11/2020_____ (Date)

NETOBJEX, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2019 and 2018

NetObjex, Inc
Index to Financial Statements
(unaudited)

NETOBJEX, INC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018
(unaudited)

[insert balance sheets]

NetObjex, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
B of A Texas	188.98
Bank of America	3,129.83
Bank of America Savings Account	30.00
Total Checking/Savings	3,348.81
Accounts Receivable	
Toptal Expenses Receivable	1,929.69
Total Accounts Receivable	1,929.69
Other Current Assets	
Accounts Receivable	25,000.00
Hardware Inventory	18,837.10
Loan to Aquai	18.00
Loan to PropertyList	17,500.00
Total Other Current Assets	61,355.10
Total Current Assets	66,633.60
Fixed Assets	
Accumulated Depreciation	-25,996.20
Computer Hardware	30,345.12
Computer Software	3,480.58
Furniture and Equipment	13,954.39
Hardware Platform Labor (R&D)	30,790.07
R&D Hardware	8,234.11
Servntire	150,000.00
Software Platform Labor	380,327.06
Total Fixed Assets	591,135.13
TOTAL ASSETS	**657,768.73**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Loan from Tung	-17,262.50
Total Accounts Payable	-17,262.50
Credit Cards	
Amazon Store Card	7,079.94
American Express for NetObjex	18,830.50
Amex (XQ used for NO)	1,929.69
Credit Card at Bank of America	
Bank of America CC	7,679.79
Raghuram Bala B of A CC	12,868.51
Credit Card at Bank of America - Other	-12,895.02
Total Credit Card at Bank of America	7,653.28
Paypal Credit Card	5,724.18
Total Credit Cards	41,217.59
Other Current Liabilities	
Accounts Payable	42,926.04
Loan from Clinitraq	3,758.09
Loan from GemIdentity	2,000.00
Total Other Current Liabilities	48,684.13
Total Current Liabilities	72,639.22

NetObjex, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Long Term Liabilities	
Consulting Labor Dilli Babu	3,000.00
Consulting Labor SmartSight	6,000.00
Consulting Labor Transylvania L	12,300.00
Deferred Salary Georgey	8,000.00
Deferred Salary Mahesh	8,000.00
Deferred Salary Mohan	8,000.00
Deferred Salary Sreeraj	5,000.00
Deferred Salary Tittu	5,000.00
Loan from Raghu Bala	147,214.94
Loan from RapidFinance	70,016.49
Servntire Acquisition Payable	19,900.00
Total Long Term Liabilities	292,431.43
Total Liabilities	365,070.65
Equity	
APIC	654,581.58
Common Stock - Series A	4,497.00
Common Stock - Series B	2,868.39
Retained Earnings	-342,988.50
Stock Subscriptions receivable	-18,882.22
Treasury Stock - Series B	-250.00
Net Income	-7,128.17
Total Equity	292,698.08
TOTAL LIABILITIES & EQUITY	657,768.73

NetObjex, Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	32,587.64
Bank of America Savings Account	65.09
Other expenses	385.30
Total Checking/Savings	33,038.03
Other Current Assets	
Hardware Inventory	18,922.09
Loan to Aquai	254.56
Vnm Office Deposit	1,800.00
Total Other Current Assets	20,976.65
Total Current Assets	54,014.68
Fixed Assets	
Accumulated Depreciation	-25,772.13
Computer Hardware	28,891.63
Computer Software	3,371.58
Furniture and Equipment	13,954.39
Hardware Platform Labor (R&D)	17,392.11
R&D Hardware	3,820.85
Servntire	150,000.00
Software Platform Labor	247,490.66
Total Fixed Assets	439,149.09
TOTAL ASSETS	**493,163.77**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Loan from Tung	17,760.00
Total Accounts Payable	17,760.00
Credit Cards	
Amazon Store Card	2,637.54
American Express for NetObjex	23,022.63
Amex (XQ used for NO)	31,914.14
Credit Card at Bank of America	
Raghuram Bala B of A CC	12,868.51
Credit Card at Bank of America - Other	-2,748.27
Total Credit Card at Bank of America	10,120.24
Total Credit Cards	67,694.55
Other Current Liabilities	
Accounts Payable	55,384.50
Raghu Bala Loan	20,828.19
Total Other Current Liabilities	76,212.69
Total Current Liabilities	161,667.24
Long Term Liabilities	
Servntire Aquisition Payable	99,000.00
Total Long Term Liabilities	99,000.00
Total Liabilities	260,667.24

NetObjex, Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Equity	
Ajit Pal Singh	20,000.00
APIC	411,465.00
Common Stock - Series A	4,497.00
Common Stock - Series B	1,398.00
Crowdfunding Investors #1	96,264.68
Hassan Kheradmandan	25,000.00
Jeffrey Pferd	1,500.00
Retained Earnings	-172,162.27
Stock Subscriptions receivable	-1,360.00
Treasury Stock - Series B	-100.00
Net Income	-154,005.88
Total Equity	232,496.53
TOTAL LIABILITIES & EQUITY	493,163.77

NETOBJEX, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

[insert P&L]

NetObjex, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Consulting Income	538,887.97
Other Income	26,433.32
Sales	162,355.00
Total Income	727,676.29
Cost of Goods Sold	
Consulting Labor	262,196.11
Purchases - Hardware Components	8,345.51
Purchases - Software for Resale	250.00
Total COGS	270,791.62
Gross Profit	456,884.67
Expense	
Accounting Expense	1,342.04
Bank Service Charges	6,357.84
Cleaning Expense	258.05
Coinbase Fee	654.25
Computer and Internet Expenses	65,221.22
Consultants	6,768.46
Dental Insurance	3,024.45
Depreciation Expense	224.07
Educational Material	40.17
Equipment Rental	1,185.51
General & Admin	2,596.15
Health Insurance	24,057.04
HR Consultancy	433.82
India Tax Expense	4,400.00
Insurance Expense	3,604.48
Interest Expense	55,240.73
Legal Expenses	21,957.32
Loan Origination Fee	5,875.00
Marketing Expense	25,728.60
Marketing Salaries	10,195.76
Meals and Entertainment	2,983.69
Office Supplies	7,742.14
Officer Salary	48,755.36
Parking Expense	511.67
Payroll Expense	1,296.00
Payroll Tax	57,651.27
Postage Expense	608.68
Processing Fee	633.00
R&D Expense	21,364.40
Rent Expense	22,265.80
Rental Car	202.76
Repair Expense	236.88
Sales and Use Tax	907.00
Sales Commissions	2,534.99
Sales Expense	319.80
Sales Salaries	12,600.00
Shipping Charges	2,003.71
State Filing Fees	25.00
State Taxes	3,962.94
Storage rent	384.30
Subscriptions	3,258.98
Telephone Expense	10,579.05
Tools	32.26
Training	321.91

NetObjex, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Travel Expense	20,627.04
Utilities	2,450.11
Total Expense	463,423.70
Net Ordinary Income	-6,539.03
Other Income/Expense	
Other Income	
Cryptocurrency Exchange Gain	1,218.44
Total Other Income	1,218.44
Other Expense	
Cryptocurrency Exchange Loss	1,807.58
Total Other Expense	1,807.58
Net Other Income	-589.14
Net Income	**-7,128.17**

NetObjex, Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Consulting Income	463,466.75
Other Income	1,948.00
Sales	320,973.66
Total Income	786,388.41
Cost of Goods Sold	
Consulting Labor	154,542.54
Designer	8,500.00
Purchases - Hardware Components	3,348.61
Sysadmin Consultant	500.00
Total COGS	166,891.15
Gross Profit	619,497.26
Expense	
Accounting Expense	13,369.86
Bank Service Charges	5,054.21
CA PIT SDI	7,789.17
Coinbase Fee	1,357.07
Computer and Internet Expenses	71,461.12
Consultants	6,671.70
Dental Insurance	3,095.97
Depreciation Expense	21,610.88
Donations	510.00
Dues and Subscriptions	59.33
Educational Material	558.70
Email Marketing Expense	299.10
Health Insurance	24,253.23
Insurance Expense	1,657.00
Interest Expense	6,655.30
Legal Expenses	40,460.22
License	1,724.00
Marketing Expense	128,933.30
Meals and Entertainment	3,514.04
Office Supplies	2,606.97
Officer Salary	29,178.59
Parking Expense	229.13
Payroll Expense	1,146.00
Payroll Tax	40,693.40
Postage Expense	1,572.38
R&D Expense	202,006.27
Rent Expense	13,450.00
Rental Car	35.87
Repair Expense	120.00
Sales and Use Tax	6,560.67
Sales Expense	10,862.00
Sales Salaries	22,494.97
Shipping Charges	918.24
Subscriptions	10,065.59
Telephone Expense	8,296.82
Training	902.43
Travel Expense	44,384.58
Utilities	725.00
Total Expense	735,283.11
Net Ordinary Income	-115,785.85

NetObjex, Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Other Income/Expense	
Other Income	
Cryptocurrency Exchange Gain	3,354.43
Interest Income	0.57
Total Other Income	3,355.00
Other Expense	
Crypto Exchange Loss	41,575.03
Total Other Expense	41,575.03
Net Other Income	-38,220.03
Net Income	**-154,005.88**

NETOBJEX, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

[insert statement of stockholders equity]

Statement of Stockholder's Equit **1/1/2019-12/31/2019**

		Common Stock A	Common Stock E	Additiona Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity(Deficit)
	Shares	Amount				
01/0/2019	-	4497	1490.88	564535.97	-342988.5	227535.35
Contributed Capita	73157414		1377.51	90045.61		91423.12
Stock Subscriptions Receivable						-18882.22
Treasury Stock - Series E						-250
Net Income (Loss)					-7128.17	-7128.17
12/31/2019		4497	2868.39	654581.58	-350116.67	292698.08

Statement of Stockholder's Equity   1/1/2018-12/31/2018

	Shares	Common Stock A — Amount	Common Stock B	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity (Deficit)
01/0/2018	-	4497	1398	411465	-172162.27	245197.73
Contributed Capital	73052275		92.88	153070.97		153163.85
Stock Subscriptions Receivable						-1328.55
Treasury Stock - Series B						-100
Net Income (Loss)					-170826.23	-170826.23
12/31/2018		4497	1490.88	564535.97	-342988.5	226106.8

21

NETOBJEX, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

[insert statement of cash flow]

NetObjex, Inc
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-35,020.70
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Toptal Expenses Receivable	-1,929.69
Accounts Receivable	-25,000.00
Hardware Inventory	84.99
Loan to Aquai	236.56
Loan to PropertyList	-17,500.00
Vnm Office Deposit	1,800.00
Loan from Tung	-7,129.97
Amazon Store Card	4,442.40
American Express for NetObjex	-4,192.13
Amex (XQ used for NO)	-30,088.87
Credit Card at Bank of America	-10,146.75
Credit Card at Bank of America:Bank of America CC	7,679.79
Paypal Credit Card	5,724.18
Accounts Payable	-13,958.46
Loan from Clinitraq	3,758.09
Loan from GemIdentity	2,000.00
Net cash provided by Operating Activities	-119,240.56
INVESTING ACTIVITIES	
Accumulated Depreciation	224.07
Computer Hardware	-1,453.49
Computer Software	-109.00
Hardware Platform Labor (R&D)	-13,397.97
R&D Hardware	-4,413.26
Software Platform Labor	-134,236.40
Net cash provided by Investing Activities	-153,386.05
FINANCING ACTIVITIES	
Consulting Labor SmartSight	6,000.00
Consulting Labor Transylvania L	12,300.00
Deferred Salary Georgey	8,000.00
Deferred Salary Mahesh	8,000.00
Deferred Salary Mohan	8,000.00
Deferred Salary Sreeraj	5,000.00
Deferred Salary Tittu	5,000.00
Loan from Raghu Bala	126,386.75
Loan from RapidFinance	70,016.49
Servntire Acquisition Payable	-79,100.00
Ajit Pal Singh	-20,000.00
APIC	110,045.61
Common Stock - Series B	1,377.51
Stock Subscriptions receivable	-17,553.67
Treasury Stock - Series B	-150.00
Net cash provided by Financing Activities	243,322.69
Net cash increase for period	-29,303.92
Cash at beginning of period	32,652.73
Cash at end of period	3,348.81

NetObjex, Inc
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-170,826.23
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	8,425.00
Hardware Inventory	10,666.44
Loan to Aquai	-254.56
Loan to RPG	146.00
Prepaid Expenses	17,884.00
Loan from Tung	17,760.00
Amazon Store Card	2,637.54
American Express for NetObjex	-410.18
Amex (XQ used for NO)	20,212.61
Credit Card at Bank of America	6,797.15
Credit Card at Bank of America:Raghuram Bala B of A CC	750.00
Accounts Payable	24,834.50
Unearned revenue	-15,251.00
Net cash provided by Operating Activities	-76,628.73
INVESTING ACTIVITIES	
Accumulated Depreciation	12,149.84
Computer Hardware	-8,980.38
Computer Software	-90.99
Furniture and Equipment	-2,622.00
Hardware Platform Labor (R&D)	-6,909.80
R&D Hardware	-148.42
Servntire	-150,000.00
Software Platform Labor	-72,480.00
Net cash provided by Investing Activities	-229,081.75
FINANCING ACTIVITIES	
Consulting Labor Dilli Babu	3,000.00
Loan from Raghu Bala	-10,415.20
Servntire Acquisition Payable	99,000.00
Ajit Pal Singh	20,000.00
APIC	133,070.97
Common Stock - Series B	124.33
Net cash provided by Financing Activities	244,780.10
Net cash increase for period	-60,930.38
Cash at beginning of period	93,583.11
Cash at end of period	**32,652.73**

24

NOTE 1 – NATURE OF OPERATIONS

NetObjex, Inc was formed on October 9, 2015 ("Inception") in the State of Delaware. The financial statements of NetObjex, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [CITY AND STATE].

NetObjex, Inc provides a Digital Asset Management Platform - a middleware that sits between smart edge Internet of Things(IoT) devices and Distributed Ledger technologies to enterprises and organizations for managing their assets. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies. This product is offered as a Platform-as-a-Service online for recurring subscription revenues. The company also provides consulting services to customers relating to the deployment of its flagship product, and consulting in projects relating to IoT and Distributed Ledger(Blockchain) technologies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscription revenues relating to the use of its Platform as a Service, and Consulting revenues from providing technology services to customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California & Delaware state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
- Credit Card debt to American Express, Visa – used for operational expenses

- Loan owing to founder Raghu Bala
- Loan owing to Hoang Thanh Tung

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- $19.9K balance and $34K in deferred salaries owed to principals of Servntire (India) Pvt Ltd for the acquisition of the assets of the company. This transaction is not yet complete.
- Loan with RapidFinance for $70K with weekly payments
- Some liabilities to consultants and service providers offset by accounts receivable from customers who are behind in payments

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 30,000,000_ shares of our Class B common stock with par value of $0.0001_. As of 12/31/2019 the company has currently issued 28,188,578 shares of our Class B common stock. We have authorized the issuance of 70,000,000_ shares of our Class A common stock with par value of $0.0001. As of 12/31/2019 the company has currently issued 44,968,836 shares of our Class A common stock.

Company conducted a crowdfunding exercise at the end of 2019:
- There was a second crowdfunding exercise from November 14, 2018 to Feb 14, 2019 –of Class B shares at $0.15/share.

The company sold shares in private placement offerings:
- Ajit Pal Singh $10K at $0.15/share
- Sona Dutta $15K at $0.15/share
- Kishore Madhavan $40K at $0.15/share

NOTE 6 – RELATED PARTY TRANSACTIONS

Loan owed to Founder Raghu Bala which is being paid down gradually. The loans are do not carry interest payments. The loan outstanding at the end of 2019 is $147214.94. Payments usually range from $2000-5000 periodically offset by billable income brought into the company by founder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through February 11, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.